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                                                                 Exhibit (a)(11)

                                 PRESS RELEASE

News Release
For Immediate Release

          DILLARD'S, INC. EXTENDS TENDER OFFER THROUGH AUGUST 5, 1998

    Little Rock, Arkansas, (July 21, 1998)--Dillard's, Inc. ("Dillard's") today announced that it has extended the period during which its tender offer for shares of Mercantile Stores Company, Inc. ("Mercantile") common stock will remain open to 12:00 Midnight, New York City Time, on Wednesday, August 5, 1998.

    The extension has been made in order to allow additional time for the completion of the review of the transaction by the Federal Trade Commission. As previously announced, the Federal Trade Commission has requested additional information in connection with Dillard's Hart-Scott-Rodino filing relating to its tender offer for all of the outstanding shares of Mercantile. Dillard's has been engaging in discussions with the Federal Trade Commission and expects to satisfactorily resolve any anti-trust concerns.

    As of the close of business on July 20, 1998, approximately 17,023,729 shares of Mercantile common stock had been validly tendered in connection with the offer.